SUB-ITEM 77Q2

Based solely on a review of the copies of Forms 3, 4, and 5, and any amendments thereto, furnished to MFS Intermediate Income Trust (the "Trust") with respect to its most recent fiscal year for trustees and officers of the Trust, directors and officers of MFS, certain persons affiliated with MFS, and greater than ten percent beneficial owners, the Trust believes all Section 16(a) transactions were reported on a timely basis, except for the following filing:
Mr. Robert C. Pozen and Ms. Maria F. Dwyer each made a Form 4 filing for the Trust on July 5, 2012 and July 6, 2012, respectively.




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